April 9, 2021	Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

Sonny Oh

Division of Investment Management

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Metropolitan Life Insurance Company Post-Effective Amendment No. 34 filed February 8, 2021 (File No. 033-57320)

Dear Mr. Oh:

On February 8, 2021, Metropolitan Life Insurance Company (“MLIC”) and its separate account, Metropolitan Life Separate Account UL (“Separate Account UL” or the “Registrant”), filed Post-Effective Amendment No. 34 (File No. 033-57320) (the “Amendment”) relating to the registration statement on Form N-6 for its Metflex and MetFlex C Variable Universal Life Insurance Policies (the “Policy”). On behalf of MLIC and Separate Account UL, we are responding to the comments to the Amendment that you provided to us orally on March 25, 2021.

For ease of reference, each of the Staff’s comments is set forth in the grid below, followed by MLIC’s response. Page references are to the Amendment. To the extent that MLIC’s responses herein refer to proposed disclosure revisions, such changes will be reflected in an amendment to the registration statement filed pursuant to paragraph (b) of Rule 485, which will also reflect final disclosure revisions (which may include additional editorial and stylistic changes) and required exhibits.

Comment #	Document Location	SEC Comment	Registrant Response
1.	General	Please confirm all material state specific and intermediary specific variations have been disclosed.	Registrant confirms all material state specific and intermediary specific variations have been disclosed.
2.	Facing Sheet	Please note that you no longer need to include the Title of Securities Being Registered on the Facing Sheet.	The Registrant acknowledges that the Title of Securities Being Registered is no longer required, but believes that it provides useful disclosure.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Sonny Oh

April 9, 2021

3.	Prospectus Cover	Please ensure that the same policy name is included on the front page of the SAI as well as the ISP.	The Registrant will ensure that the same policy name will be included on the front page of the SAI as well as the ISP.
4.	Prospectus Cover	We note that, although the prospectus offers two policies, the terms “Policy” and “Policies” are used in the prospectus, which may cause confusion. We recommend picking one term and using it consistently throughout.	The Registrant will use the term “Policy” to refer to both the MetFlex and MetFlex C Policies, and will ensure that the term is used consistently throughout.
5.	Prospectus Cover	We note that the prospectus appears to be offering two separate policies, but only one EDGAR identifier is used. Please ensure that you have separate EDGAR identifiers for each policy.	Registrant will make the requested change.
6.	Prospectus Cover	We note that the four bullet points following the first paragraph describe the policies being offered. Please disclose whether the policies are individual or group policies. If a policy is an individual policy, please state whether it is offered through a qualified plan.	Registrant changed the lead in to the four bullets to say: “The individual Policy is designed to provide:” The Policy is not offered through a qualified plan.
7.	Prospectus Cover	In the third paragraph, please revise the first sentence to state that you may cancel your policy without paying additional fees or penalties.	The Registrant will make the requested change.
8.	Prospectus Cover	Please add the information required by Item 1(a)(7) of form N-6 regarding information available at investor.gov.	The Registrant will make the requested change.
9.	Prospectus Cover	In the fourth to last sentence, please add “electronically”	The Registrant will make the requested change.

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April 9, 2021

between “other communications” and “including.”
10.	Table of Contents	Please replace the heading “Policy Termination and Reinstatement” with “Lapse.” Please also replace the heading “Insurance Proceeds” with “Death Benefits.”	The Registrant will make the requested change.
11.	Key Information Table (Page 5)	Please add the underwriter charge to the list of transaction charges.	The Registrant will make the requested change.
12.	Key Information Table (Page 5)	Please delete the last sentence of the first paragraph in the row for “Ongoing Fees and Expenses” and include M&E charges in the list of ongoing fees and expenses.	The Registrant will make the requested change.
13.	Key Information Table	Please fix the formatting of the Key Information Table so it appears as one continuous table without gaps.	The Registrant will make the requested change.
14.	Key Information Table (Page 5)	In the row for “Not a Short-Term Investment,” please include disclosure about the Policy not being a short term investment because you will be subject to charges when making purchase payments or making withdrawals.	The Registrant will make the requested change.
15.	Key Information Table (Page 6)	In the row for “Insurance Company Risks,” please add a cross reference to the principal risks section.	The Registrant will make the requested change.
16.	Key Information Table (Page 6)	Under “Risks Associated with Investment Options” replace “Portfolios” with “investment options” in the first sentence, and include a parenthetical at the end of the sentence that reads, “(e.g., Portfolios).”	The Registrant will make the requested change except where the statement clearly only applies to the Portfolios available under the Certificate and not the Fixed Account.

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April 9, 2021

17.	Key Information Table (Page 6)	In the first sentence under “Insurance Company Risks” include the word “that” between “including” and “any.”	The Registrant declines to make the requested change.
18.	Key Information Table (Page 6)	Under “Contract Lapse” please state whether there are any costs associated with reinstating a lapsed contract, including, for example, payment of unpaid premiums.	The Registrant will make the requested change.
19.	Key Information Table (Page 6)	In the row for “Risks Associated with Investment Options” and “Insurance Company Risks,” please make “fixed account” uppercase.	The Registrant will make the requested change.
20.	Key Information Table (Page 7)	If the policy is offered to group qualified plans, please add disclosure that if you purchase the policy through a tax qualified plan, you do not get an additional tax benefits.	The Registrant does not offer the product through qualified plans.
21.	Key Information Table (Page 7)	Please revise the second sentence of the description of “Investment Professional Compensation” in light of Instruction 6(a) of Item 2 of Form N-6.	The Registrant will make the requested change.
22.	Key Information Table (Page 7)	Please delete the second paragraph of the row for “Exchanges.”	The Registrant will make the requested change.
23.	Overview of the Policy (Page 8)	Under “Purpose of the Policy,” please briefly disclose the kind of groups/employers to whom the policy is offered, and discuss for whom the policy may be appropriate (including a discussion of time horizons and liquidity goals). Consider also disclosing whether the Policy is offered through

The Registrant will replace the paragraph under “Purpose of the Policy” with the following:

We designed the Policy for financing nonqualified deferred compensation plans, other post-employment benefits, certain employer sponsored payroll deduction

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April 9, 2021

		qualified or non-qualified plans.	programs or other purposes. The Policy may be appropriate for an investor who has a longer time horizon, is not purchasing the Policy for short-term liquidity needs and desires life insurance coverage.
24.	Overview of the Policy (Page 8)	Please replace “tax preferred” with “tax deferred.”	The Registrant has revised the paragraph (see 23 above)..
25.	Overview of the Policy (Page 8)	Please make sure that the last sentence of the paragraph under “Premium Payments” is prominently disclosed.	The Registrant will make the requested change.
26.	Overview of the Policy (Page 8)	Under “Features of the Policy,” please delete the paragraphs labeled “Premium Payment Flexibility,” “Cash Value” and “Term Rider.”	The Registrant will make the requested change.
27.	Overview of the Policy (Page 9)	Under “Death Benefit Options,” please list the three options and briefly describe each.	The Registrant will make the requested change.
28.	Overview of the Policy (Page 9)	Under “Other Optional Rider Benefits,” please identify the other optional rider benefits.	The Registrant will make the requested change.
29.	Fee Tables (Page 10)	Please delete the first two paragraphs under “Fee Tables.”	The Registrant will make the requested change.
30.	Fee Tables (Page 10)	Please change the table heading “Base Contract Transaction Charges” to read “Transaction Charges,” and amend the intro to the table to match that provided in Form N-6. Please move the amended intro to precede the new heading.	The Registrant will make the requested change.
31.	Fee Tables (Page 10)	Please consider deleting the row currently labeled as “Premium Expense Charges.”	The Registrant will make the requested change.

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April 9, 2021

32.	Fee Tables (Page 10)	Please make the presentation for MetFlex and MetFlex C clearer. Consider splitting out each Policy into its own row. Please ensure that the maximum charge is reflected in the table; any variations can be dropped into a footnote. Please apply this comment to other charges that are different for MetFlex and MetFlex C.	The Registrant will make the requested change.
33.	Fee Tables (Page 11)	Please replace “Charge for average expected state and local taxes attributable to premiums” with “State Tax Charge”	The Registrant will make the requested change.
34.	Fee Tables (Page 11)	Please replace “Charge for average expected federal taxes attributable to premiums” with “Federal Tax Charge”	The Registrant will make the requested change
35.	Fee Tables (Page 12)	Footnote 4 does not seem applicable to where it appears in the table above. Please delete or consider moving to an appropriate location.	The Registrant will make the requested change.
36.	Fee Tables (Page 12)	Please consider moving the disclosure from footnote 5 to the narrative description of charges.	The Registrant will make the requested change.
37.	Fee Tables (Page 13)	Please move the lead-in to the second table so that it precedes the heading to that table, and drop the second sentence of the lead-in.	The Registrant will make the requested change.
38.	Fee Tables (Page 14)	Please change the heading “Base Contract Periodic Charges Applicable to All Policies” to follow the heading provided in Form N-6.	The Registrant will make the requested change.
39.	Fee Tables (Page 14)	Please use the terms maximum and minimum rather than lowest and highest.	The Registrant will make the requested change.

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April 9, 2021

40.	Fee Tables (Page 14)	Please consider formatting the table to make it clear that the maximum and minimum charges and charges for a representative insured relate to a particular charge by indenting or using bullets.	The Registrant will make the requested change.
41.	Fee Tables (Page 14)	Please confirm why there are two charges for a representative insured under “Cost of Term Insurance for coverage under base policy” or delete the inapplicable charge for a representative insured.	The Registrant will delete the duplicative charge for a representative insured.
42.	Fee Tables (Page 14)	Instead of saying “on each monthly anniversary of the Policy” or “Annually (or on loan termination, if earlier)” consider saying just “Monthly” or “Annually.”	The Registrant will make the requested change.
43.	Fee Tables (Page 14)	For “Loan Interest Spread,” please confirm how you got to 0.25% and explain how you could have anything lower than 2%.

Registrant notes that under “Charges Deducted from Premiums” there is the following explanation:

“Loan Interest Spread. We charge interest on Policy loans but credit you with interest on the amount of the cash value we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit. This charge is primarily to cover our expense in providing the loan. The charge is guaranteed to never exceed 2%. The current loan interest spread is 0.25% of the loan amount.”

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April 9, 2021

44.	Fee Tables (Page 15)	For “Interim Term Insurance Benefit” delete “(applies only if you elected rider at issue).”	The Registrant will make the requested change.
45.	Fee Tables (Page 15)	Consider moving “Interim Term Insurance Benefit” to the transaction fees table, as it sounds more like a transaction fee than a periodic fee.	The Registrant will make the requested change.
46.	Fee Tables (Page 15)	Please delete “Acceleration of Death Benefit Rider,” “Refund of Sales Charge Rider” and “Business Exchange Rider.” If there is no fee associated with a benefit, it should not be included in the fee table.	The Registrant will make the requested change.
47.	Fee Tables (Page 16)	Please apply footnote 2 to all charges that vary by individual characteristics.	The Registrant will make the requested change.
48.	Fee Tables (Page 16)	Please delete footnote 3 – the first sentence belongs in a narrative description of fees and the second sentence is not needed because it is duplicative of footnote 2.	The Registrant will make the requested change.
49.	Fee Tables (Page 17)	Please delete footnote 7 as it is duplicative of footnote 2.	The Registrant will make the requested change.
50.	Fee Tables (Page 17)	Please delete footnote 8 – the first sentence is more suited for a narrative description and the second sentence is duplicative of footnote 2.	The Registrant will make the requested change.
51.	Fee Tables (Page 17)	Please delete the first paragraph under “Annual Portfolio Expenses” and revise the second paragraph to match the disclosure provided in Form N-6.	The Registrant will make the requested change.
52.	Fee Tables (Page 17)	Please delete “Minimum and Maximum Annual Portfolio Expenses” as it is not required by Form N-6.	The Registrant will make the requested change.

Sonny Oh

April 9, 2021

53.	Principal Risks of a Policy (Page 18)	Please add a risk factor for Policy loans.	The Registrant will make the requested change.
54.	Principal Risks of a Policy (Page 18)	Please note that the principal risks section should cover all principal risks discussed in the KIT. Please add insurance company risk.	The Registrant will make the requested change.
55.	Principal Risks of a Policy (Page 19)	Please confirm the last sentence of the second paragraph under “Tax Law Risks”	Registrant confirms the sentence.
56.	The Separate Account and the Funds (Page 20)	Please revise the first sentence of the second paragraph under “The Separate Account” to read “We are obligated to pay all amounts promised to investors” and provide the disclosure required by Item 6(b)(3) of Form N-6.	The Registrant will make the requested change.
57.	Premiums (Page 24)	Please disclose any applicable provisions relating to premium due dates, and the operation of any grace period, including the effect of the insured’s death during the grace period (see Item 9(c) to Form N-6).

Registrant notes that the first paragraph under “Payment and Allocation of Premiums” states: You can make voluntary planned periodic premium payments and unscheduled premium payments. The payment of a given premium won’t necessarily guarantee that your Policy will remain in force. Rather, this depends on your Policy’s Cash Surrender Value. If the cash surrender value on any monthly anniversary is less than the monthly deduction you will need to make a premium payment within the grace period to cover the monthly deduction.

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April 9, 2021

We have added the following to this statement: If the Insured dies during the grace period the insurance proceeds will be payable.
58.	Insurance Proceeds (Page 26)	Please consider revising the heading “Insurance Proceeds” to read “Death Benefits.”	The Registrant will make the requested change.
59.	Insurance Proceeds (Page 26)	Please provide an example showing the operation of each Standard Death Benefit Option.	The Registrant will make the requested change.
60.	Cash Value, Transfers and Withdrawals (Page 29)	Please address the disclosure required by Item 9(h)(1) to Form N-6, which focuses on when and how purchase payments are credited.

Item 9(h)(1) requires “an explanation of when the required premiums and additional premiums are credited to the Contract’s cash value in the sub-accounts, and the basis (e.g., accumulation unit value) on which premiums are credited.”

With respect to when premium payments are credited to cash value, the section of the prospectus captioned “Cash Value” explains that at the end of

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April 9, 2021

each Valuation Period, the Policy’s cash value calculated on that date for an investment division includes, among other things, cumulative net premium payments allocated to the investment division. With respect to the basis on which premium payments are credited, the same referenced disclosure explains that at the end of each Valuation Period, the policy’s cash value is increased by the cumulative net premium payments.
61.	Cash Value, Transfers and Withdrawals (Page 29)	Please identify in a general manner any national holidays when sub-accounts will not be valued and specifying any additional local or regional holidays when sub-account assets will not be valued in accordance with Item 9(h)(4).	The Registrant will add the following disclosure following the last bullet under “Cash Value”: “The cash value in a Division depends on the net investment experience of its corresponding Portfolio and reflects the fees and expenses of the Portfolio. We determine the cash value of a Division as of the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading.”
62.	Optional Insurance Benefits (Page 36)	Please ensure that the optional benefits table is a summary of the narrative descriptions provided for each benefit in the prospectus. Please make sure that details covered in the table are also covered in the narrative disclosure.	The registrant will ensure that the benefits table provides a summary of the narrative descriptions.
63.	Optional Insurance Benefits (Page 37)	Please delete the information preceding the last two sentences of the second to last	The Registrant will make the requested change.

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April 9, 2021

paragraph for “Enhanced Cash Surrender Value.” Please also make the same change for the last paragraph under “Enhanced Cash Surrender Value.”
64.	Optional Insurance Benefits (Page 38)	In the second paragraph under “Disability Waiver Benefit Rider,” please delete all of the information that follows “An increase in specified face amount may not be covered by this rider.” Please ensure that this information is included in the narrative description of the rider.	The Registrant will make the requested change.
65.	Optional Insurance Benefits (Page 39)	For “Interest Income,” “Installment Income for a Stated Period,” “Installment Income of a Stated Amount” and “Single Life Income-Guaranteed Payment Period,” please state that the benefits are standard instead of optional.	The Registrant will make the requested change.
66.	Optional Insurance Benefits (Page 40)	For “Enhanced Cash Surrender Value,” please elaborate on what “specified time periods” means in the first sentence of the narrative description. Please also provide additional information that explains how you got to the numbers in the example.	The Registrant will make the requested change.
67.	Optional Insurance Benefits (Page 40-41)	Please make sure that it is clear how you arrived at the numbers provided in the examples showing the operation of each benefit.	The Registrant will make the requested change.
68.	Charges Deducted from Premiums (Page 43)	Please confirm in the narrative description of the charges that	Registrant confirms that the narrative description of the

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April 9, 2021

		you are showing the current charge and not the max charge.	charges shows the current charge
69.	Charges Deducted from Premiums (Page 43)	Please add a narrative description of the “underwriting charge,” and include the current charge deducted.	The Registrant will make the requested change
70.	Charges for Certain Optional Rider Benefits (Page 45)	In the sentence “The charge for an optional benefit that you add by rider to your Policy will generally be deducted as part of the monthly deduction,” please add a parenthetical noting any optional benefits that were put into the transaction fee table.

The Registrant will add the following language (in bold):

The charge for an optional benefit that you add by rider to your Policy will generally be deducted as part of the monthly deduction and are reflected in the Fee Table.

71.	Policy Termination and Reinstatement (Page 46)	Please consider replacing the heading “Policy Termination and Reinstatement” with “Lapse.”	The Registrant will make the requested change.
72.	Policy Termination and Reinstatement (Page 46)	Please briefly describe the factors that will determine the amount of insurance coverage provided under the available lapse options. Please describe concisely how the cash value, surrender value and death benefits will be determined. If these values will be determined in the same manner as prior to a lapse, a statement to that effect is sufficient. (See Item 14(b) of Form N-6.)

Registrant notes that under “Lapse” the first sentence states:

Termination. We will terminate your Policy without any Cash Surrender Value or death benefit if:

• The Cash Surrender Value is less than the monthly deduction; and

• We do not receive a sufficient premium payment within the 61-day grace period to cover the monthly deduction. We will mail you notice if any grace period starts.

The Registrant has added the following under Reinstatement: If you meet the requirements to reinstate a

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lapsed Certificate your face amount will be reinstated to the amount in effect immediately prior to the lapse.
73.	Appendix A (page A-1)	Please apply the two click rule to the website included in the first paragraph of the lead-in to the table.	The Registrant will make the requested change.
74.	Appendix A (page A-1)	Please delete reference to the fund family name in the table.	The Registrant will make the requested change.
75.	Appendix A (page A-1)	Please revise the first sentence of the second paragraph to replace “The performance information” with “The current expenses and performance information.”	The Registrant will make the requested change.
76.	Appendix A (page A-1)	Please use the exact format for the table that is presented in Form N-6 (For example, “(as of 12/31/2020)” should appear immediately under “Average Total Returns” instead of under a line.	We understand the Staff’s goal of achieving consistency between certain disclosure in all registrants’ prospectuses (in this case, fees and performance information for underlying funds) so investors can compare important features of variable annuity contracts across different products. However, we do not believe that moving the referenced parenthetical from below a line to above the line will in any way hinder investors’ ability to compare the fee and performance information in Appendix A with other the information provided product prospectuses’ Appendix A. We also respectfully note that while General Instruction 1(a) to Item 2 (Key Information) of Form N-6 specifically

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requires that “titles, headings, and sub-headings for this tabular presentation may not be modified or substituted with alternate terminology unless otherwise provided ,” we find no such instruction in Item 17 of the form, which requires Appendix A. Under principles of statutory construction, we know that if the Commission wanted registrants to use the exact captions in Appendix A, it would have said so. Accordingly, the Registrant respectfully declines to make the requested change.
77.	Back Cover Page	Please delete the page number from the back cover page.	The Registrant will make the requested change.
78.	Back Cover Page	Please add “request other information about the Policies and make investor inquiries” to the second paragraph on the back cover page.	The Registrant will make the requested change.
79.	Back Cover Page	Please include the Edgar Contract Identifiers on the back cover page.	The Registrant will make the requested change.
80.	SAI (Page 1)	Please fix the header on the first page of the SAI to include both policies, and to provide a neater presentation for the name of the company and the Registrant.	The Registrant will make the requested change.
81.	SAI (Page 1)	Please mention both MetFlex and MetFlex C in the paragraph under the heading.	The Registrant will make the requested change.
82.	SAI (Page 4)	Please disclose what the second sentence in the fourth paragraph on page S-4 is	The Registrant will delete the noted disclosure as it is no longer applicable.

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April 9, 2021

referring to as the “semiannual report.”
83.	SAI (Page 4)	Please move the disclosure under “Voting Rights” into the prospectus, and include a disclosure that as a result of proportional voting, a small number of shareholders can determine outcome of a vote.

The Registrant declines to make the requested change. The disclosure on page 23 of the prospectus provides information that concisely describes the rights of investors to instruct the Depositor on voting the shares of the Portfolios, including that as a result of proportional voting, a small number of shareholders can determine the outcome of a vote.

Including the additional information from the SAI in the body of the prospectus would contradict the instruction of Item 6(d) to Form N-6 to provide a concise description.

84.	Item 35. Location of Accounts and Records	If this information is included in the Registrant’s Form N-CEN, it may be omitted from this Form N-6, and replaced with the word “Omitted.”	The Registrant acknowledges that the information may be omitted, but will retain the information in the Part C.
85.	ISP (General)	Please carry over all applicable edits from the prospectus to the ISP.	The Registrant will make the requested change.
86.	ISP (Front Cover)	Please make sure that the ISP disclosure is only tailored to MetFlex.	The Registrant will make the requested change.
87.	ISP (Front Cover)	Please apply the two click rule to the website referenced in the second paragraph.	The Registrant will make the requested change.
88.	ISP (Front Cover)	Delete “If you are a new investor in the Policy” from the first sentence of the third paragraph.	The Registrant will make the requested change.

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April 9, 2021

89.	ISP (Front Cover)	In the last sentence of the second paragraph under “Important Information,” please include “electronically” between “communications” and “including.”	The Registrant will make the requested change.
90.	ISP (Table of Contents)	Change “Making Withdrawals: Accessing Money in Your Policy” to “Making Withdrawals: Accessing The Money in Your Policy.”	The Registrant will make the requested change.
91.	ISP (Table of Contents)	Please change all headings to refer to the Policy instead of the Policies Please carry this edit over to the headings in the body of the ISP.	The Registrant will make the requested change.
92.	ISP (Page 4)	Please delete “Key Information” and turn “Important Information You Should Consider About the Certificate” into the heading.	The Registrant will make the requested change.
93.	ISP (Page 12)	Please replace the reference to “Fee Table” in the last sentence of the lead in under “Optional Insurance Benefit” with a reference to “Additional Information About Fees.”	The Registrant will make the requested change.
94.	ISP (Page 12)	Please delete “Generally, we currently make the following insurance benefit and income plans available:”	The Registrant will make the requested change.
95.	ISP (Page 15-17)	Please delete the text following the chart on page 15 and 16, and the text preceding the heading “Buying the Policy.”	The Registrant will make the requested change.
96.	ISP (Page 19)	Under “Surrender and Partial Withdrawals,” please identify how proceeds are calculated and payable.	The Registrant will make the requested change.
97.	ISP (Page A-1 to A-5)	Please confirm that the funds listed in Appendix A to the	The Registrant confirms that the Funds listed in Appendix

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April 9, 2021

		ISP are only the funds available under the MetFlex Policy and not MetFlex C.	A of the ISP are available under MetFlex as well as under MetFlex C as they have the same fund line up.
98.	ISP (Back Cover Page)	Please change the last sentence of the second paragraph to state “a copy of the Prospectus and Statement of Additional Information.”	The Registrant will make the requested change.
99.	ISP (Back Cover Page)	Please add “request other information about the Policies and make investor inquiries” to the second paragraph on the back cover page.	The Registrant will make the requested change.
100.	ISP (Back Cover Page)	Please consider deleting the third paragraph from the back cover page as this is not a requirement for the ISP.	The Registrant will make the requested change.
101.	ISP (Back Cover Page	Please include the Edgar Contract Identifiers on the back cover page.	The Registrant will make the requested change.

Please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332 with comments or questions.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner
Shareholder